

Mail Stop 3561

April 25, 2017

Alison K. Engel
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

> **Re: Gannett Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2016**
> **Filed February 22, 2017**
> **File No. 001-36874**

Dear Ms. Engel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2016

Management's Discussion and Analysis, page 26

Results of Operations, page 29

1.   Refer to your discussion of segmental results of operations for the publishing and ReachLocal segments. We note you disclose operating income in the tabular results as the segment's profitability measure. However, in Note 14, which includes ASC Topic 280 Segment information, we note that Adjusted EBITDA is used by the chief operating decision maker to evaluate the performance of the segments and allocate resources. Please note that when segment Adjusted EBITDA is disclosed in the notes to the financial statements under the requirements of ASC 280 as the segment profit measure used by the CODM, it is excluded from the definition of a non-GAAP financial measure. A discussion of the measure would then also not be considered a non-GAAP measure when disclosed in MD&A in the context of your segment profitability measure. See

Question 104.02 of the Staff's Compliance and Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated May 17, 2016. In this regard, please consider including your discussion of segment Adjusted EBITDA in the segment discussion of results of operations in MD&A, as a supplement to your current disclosure.

Financial Statements

Note 10. Income Taxes, page 75

2. Refer to the tabular presentation of net income before income taxes at the bottom of page 75. We note the significant change in domestic versus foreign pre-tax income in fiscal year 2016 as compared to the prior two years. In this regard, we note a majority of fiscal year 2016 pre-tax income was from foreign operations as compared to prior years where the majority was generated from domestic operations. Please explain to us the reasons for this inverse change where it appears it may be caused by a substantial decrease in domestic pre-tax income resulting in a foreign pre-tax income being the higher component in fiscal year 2016. Please advise and provide a discussion here and in your MD&A results of operations.

Note 16. Quarterly Statements of Income (Unaudited), page 92

3. We note from your disclosure in Note 16 that the net loss recorded in the third quarter of 2016 was significantly different from the net incomes recorded in the other 2016 quarterly periods. Please revise to include disclosure of any significant unusual or infrequently occurring items, such as restructuring, acquisition costs, or impairment costs that affected the results of operations in your quarterly periods. See guidance in Item 302(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure